Exhibit G


                              Georgia Power Company
                         Proposed Notice of Proceedings

         Georgia Power Company ("Georgia") is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), has field an application-declaration (the "Application") under Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 45(b)(1) and (b)(7), 52(a) and (b) and 54 thereunder.

         Georgia seeks authorization to organize one or more subsidiaries for the purpose of effecting various financing transactions from time to time through March 31, 2008 involving the issuance and sale of up to an aggregate of $1,100,000,000 of Preferred Securities (as hereinafter defined), as described in the Application.

         In connection with the issuance of Preferred Securities, Georgia proposes to organize one or more separate subsidiaries as a business trust under the laws of the State of Georgia or a statutory trust under the laws of the State of Delaware or other comparable trust in any jurisdiction considered advantageous by Georgia or any other entity or structure, foreign or domestic, that is considered advantageous by Georgia. The subsidiaries to be so organized are hereinafter referred to individually as a "Trust" and collectively as the "Trusts."

         The ability to use Trusts in financing transactions can sometimes offer increased state and/or federal tax efficiency. Increased tax efficiency can result if a Trust is located in a state or country that has tax laws that make the proposed financing transaction more tax efficient relative to the sponsor's existing taxing jurisdiction. However, decreasing tax exposure is usually not the primary goal when establishing a Trust. Because of the potential significant non-tax benefits of such transactions, as discussed below, use of a Trust can benefit an issuer even without a net improvement in its tax position.

         Trusts can increase a company's ability to access new sources of capital by enabling it to undertake financing transactions with features and terms attractive to a wider investor base. Trusts can be established in jurisdictions and/or in forms that have terms favorable to its sponsor and that at the same time provide targeted investors with attractive incentives to provide financing. Many of these investors would not be participants in the sponsor's bank group, and they typically would not hold sponsor bonds or commercial paper. Thus, they represent potential new sources of capital.

         In addition, securities issued through Trusts rather than directly issued as subordinated debt are recognized by certain rating agencies as having more equity content than directly issued subordinated debt.

         The respective Trusts will issue and sell from time to time preferred securities described hereinbelow (the "Preferred Securities"), with a specified par or stated value or liquidation amount or preference per security.

         Georgia will acquire all of the common stock of any Trust for an amount not less than the minimum required by any applicable law and not exceeding 21% of the total equity capitalization from time to time of such Trust (i.e., the aggregate of the equity accounts of such Trust) (the aggregate of such investment by Georgia being herein referred to as the "Equity Contribution"). Georgia may issue and sell to any Trust, at any time or from time to time in one or more series, subordinated debentures, promissory notes or other debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Trust will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, Georgia may enter into a loan agreement or agreements with any Trust under which such Trust will loan to Georgia (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such Trust and the proceeds from the sale of the Preferred Securities by such Trust from time to time, and Georgia will issue to such Trust Notes evidencing such borrowings.

         Georgia also may guarantee (individually, a "Guaranty" and collectively, the "Guaranties") (i) payment of dividends or distributions on the Preferred Securities of any Trust if and to the extent such Trust has funds legally available therefor, (ii) payments to the Preferred Securities holders of amounts due upon liquidation of such Trust or redemption of the Preferred Securities of such Trust and (iii) certain additional amounts that may be payable in respect of such Preferred Securities. Georgia's credit would support any such Guaranty.

         Each Note will have a term of up to 50 years. Prior to maturity, Georgia will pay interest only on the Notes at a rate equal to the dividend or distribution rate on the related series of Preferred Securities, which dividend or distribution rate may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods. Such interest payments will constitute each respective Trust's only income and will be used by it to pay dividends or distributions on the Preferred Securities issued by it and dividends or distributions on the common stock of such Trust. Dividend payments or distributions on the Preferred Securities will be made on a monthly or other periodic basis and must be made to the extent that the Trust issuing such Preferred Securities has legally available funds and cash sufficient for such purposes. However, Georgia may have the right to defer payment of interest on any issue of Notes for up to five or more years. Each Trust will have the parallel right to defer dividend payments or distributions on the related series of Preferred Securities for up to five or more years, provided that if dividends or distributions on the Preferred Securities of any series are not paid for up to 18 or more consecutive months, then the holders of the Preferred Securities of such series may have the right to appoint a trustee, special general partner or other special representative to enforce the Trust's rights under the related Note and Guaranty. The dividend or distribution rates, payment dates, redemption and other similar provisions of each series of Preferred Securities will be substantially identical to the interest rates, payment dates, redemption and other provisions of the Notes issued by Georgia with respect thereto.

         The Notes and related Guaranties will be subordinate to all other existing and future unsubordinated indebtedness for borrowed money of Georgia and will have no cross-default provisions with respect to other indebtedness of Georgia - i.e., a default under any other outstanding indebtedness of Georgia would not result in a default under any Note or Guaranty. However, Georgia may be prohibited from declaring and paying dividends on its outstanding capital stock and making payments in respect of pari passu debt unless all payments then due under the Notes and Guaranties (without giving effect to the deferral rights discussed above) have been made.

         It is expected that Georgia's interest payments on the Notes will be deductible for federal income tax purposes and that each Trust will be treated as a passive grantor trust for federal income tax purposes. Consequently, holders of the Preferred Securities and Georgia will be deemed to have received distributions in respect of their ownership interests in the respective Trust and will not be entitled to any "dividends received deduction" under the Internal Revenue Code of 1986, as amended. The Preferred Securities of any series, however, may be redeemable at the option of the Trust issuing such series (with the consent or at the direction of Georgia) at a price equal to their par or stated value or liquidation amount or preference, plus any accrued and unpaid dividends or distributions, (i) at any time after a specified date not later than approximately 10 years from their date of issuance, or (ii) upon the occurrence of certain events, among them that (x) such Trust is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments or is subject to federal income tax with respect to interest received on the Notes issued to such Trust, or (y) it is determined that the interest payments by Georgia on the related Notes are not deductible for income tax purposes, or (z) such Trust becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. Georgia also may have the right in certain cases or in its discretion to exchange the Preferred Securities of any Trust for the Notes or other junior subordinated debt issued to such Trust. In addition, rather than issuing Preferred Securities of a Trust, Georgia may instead issue Notes or other junior subordinated debt directly to purchasers.

         In the event that any Trust is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, such Trust may also have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such Trust will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such event, Georgia's obligations under its related Note and Guaranty may also cover such "gross up" obligation. In addition, if any Trust is required to pay taxes with respect to income derived from interest payments on the Notes issued to it, Georgia may be required to pay such additional interest on the related Notes as shall be necessary in order that net amounts received and retained by such Trust, after the payment of such taxes, shall result in the Trust's having such funds as it would have had in the absence of such payment of taxes.

         For financial reporting purposes, each Trust is a variable interest entity. Georgia accounts for its investment in each Trust under the equity method in accordance with Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"), since Georgia does not meet the FIN 46R definition of a primary beneficiary. The Notes payable by Georgia to such Trusts are presented as a separate line item on Georgia's balance sheet. Interest payable on the Notes is reflected as a separate line item on Georgia's income statement and appropriate disclosures concerning the Preferred Securities, Guaranties and Notes are included in the notes to Georgia's financial statements.

         Georgia represents that it will maintain its common equity as a percentage of capitalization (inclusive of short-term debt) at no less than thirty percent.

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Trust, the holders of the Preferred Securities of such Trust will be entitled to receive, out of the assets of such Trust available for distribution to its shareholders, an amount equal to the par or stated value or liquidation amount or preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.

         The constituent instruments of each Trust, including its Trust Agreement, will provide, among other things, that such Trust's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to Georgia of (i) the proceeds thereof and (ii) the Equity Contribution to such Trust, and certain other related activities.

         Each Trust's constituent instruments will further state that its common stock is not transferable (except to certain permitted successors), that its business and affairs will be managed and controlled by Georgia (or permitted successor), and that Georgia (or permitted successor) will pay all expenses of such Trust.

         The dividend or distribution rate to be borne by the Preferred Securities and the interest rate on the Notes will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or
(ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

         Georgia will file, on a quarterly basis corresponding with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, the information required pursuant to Rule 24 with respect to any Trust organized or otherwise acquired pursuant to this filing. Such filings, if any, will include a representation that the financial statements of Georgia shall account for any Trust in accordance with generally accepted accounting principles and shall further disclose, with respect to any such Trust, (i) the name of the Trust;
(ii) the value of Georgia's investment account in such Trust; (iii) the balance sheet account where the investment and the cost of the investment are booked;
(iv) the amount invested in the Trust by Georgia; (v) the type of corporate entity; (vi) the percentage owned by Georgia; (vii) the identification of other owners if not 100% owned by Georgia; (viii) the purpose of the investment in the Trust and (ix) the amounts and types of securities to be issued by the Trust. To the extent any securities are issued by any entity pursuant to this filing, which securities are not set forth on the balance sheet of Georgia, then the terms and conditions of such securities will be included in the applicable report filed pursuant to Rule 24.

         Georgia will use the proceeds from the sale of the securities described herein in connection with its ongoing construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.